Mercedes-Benz Auto Lease Trust 2014-A
Investor Report

Amounts in USD

Dates

Collection Period No.	15			
Collection Period (from... to)	1-Jun-2015	30-Jun-2015		
Determination Date	13-Jul-2015			
Record Date	14-Jul-2015			
Payment Date	15-Jul-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Jun-2015	15-Jul-2015	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Jun-2015	15-Jul-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	405,000,000.00	137,185,413.27	92,832,472.18	44,352,941.09	109.513435	0.229216
Class A-2B Notes	405,000,000.00	137,185,413.27	92,832,472.18	44,352,941.09	109.513435	0.229216
Class A-3 Notes	564,290,000.00	564,290,000.00	564,290,000.00	0.00	0.000000	1.000000
Class A-4 Notes	220,000,000.00	220,000,000.00	220,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,987,290,000.00**	**1,058,660,826.53**	**969,954,944.35**	**88,705,882.18**		

Overcollateralization	392,699,193.90	423,638,076.51	423,638,076.51	
Total Securitization Value	**2,379,989,193.90**	**1,482,298,903.04**	**1,393,593,020.86**	
present value of lease payments	833,251,990.13	302,337,505.23	273,746,099.40	
present value of Base Residual Value	1,546,737,203.77	1,179,961,397.81	1,119,846,921.46	

	Amount	Percentage
Initial Overcollateralization Amount	392,699,193.90	16.50%
Target Overcollateralization Amount	423,638,076.51	17.80%
Current Overcollateralization Amount	423,638,076.51	17.80%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.200000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.480000%	54,874.17	0.135492	44,407,815.26	109.648927
Class A-2B Notes	0.365500%	41,784.39	0.103171	44,394,725.48	109.616606
Class A-3 Notes	0.680000%	319,764.33	0.566667	319,764.33	0.566667
Class A-4 Notes	0.900000%	165,000.00	0.750000	165,000.00	0.750000
Total		**581,422.89**		**$89,287,305.07**	

Amounts in USD

Available Funds

Lease Payments Received	29,688,090.48
Net Sales Proceeds-early terminations (including Defaulted Leases)	41,165,236.77
Net Sales Proceeds-scheduled terminations	26,445,408.55
Excess wear and tear included in Net Sales Proceeds	33,508.15
Excess mileage included in Net Sales Proceeds	378,218.26
Subtotal	97,298,735.80
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	763.96
Total Available Collections	97,299,499.76
Reserve Account Draw Amount	0.00
Total Available Funds	**97,299,499.76**

Distributions

(1) Total Servicing Fee	1,235,249.09
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	581,422.89
(4) Priority Principal Distribution Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distribution Amount	88,705,882.18
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	6,776,945.60
Total Distribution	**97,299,499.76**

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,235,249.09	1,235,249.09	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	581,422.89	581,422.89	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	54,874.17	54,874.17	0.00
thereof on Class A-2B Notes	41,784.39	41,784.39	0.00
thereof on Class A-3 Notes	319,764.33	319,764.33	0.00
thereof on Class A-4 Notes	165,000.00	165,000.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	581,422.89	581,422.89	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	88,705,882.18	88,705,882.18	0.00
Principal Distribution Amount	88,705,882.18	88,705,882.18	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,899,945.97
Reserve Fund Amount - Beginning Balance	11,899,945.97
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	97.82
minus Net Investment Earnings	97.82
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,899,945.97
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	97.82
Net Investment Earnings on the Exchange Note	
Collection Account	666.14
Investment Earnings for the Collection Period	763.96

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,379,989,193.90	56,365
Securitization Value beginning of Collection Period	1,482,298,903.04	40,575
Principal portion of lease payments	20,529,037.90	
Terminations- Early	37,796,229.58	
Terminations- Scheduled	23,921,535.99	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,459,078.71	
Securitization Value end of Collection Period	1,393,593,020.86	38,463

Pool Factor	58.55%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	24.30	11.89
Weighted Average Seasoning (months)	10.25	23.96
Aggregate Base Residual Value	1,759,458,761.00	1,191,146,218.07
Cumulative Turn-in Ratio		90.49%
Proportion of base prepayment assumption realized life to date		71.13%
Actual lifetime prepayment speed		0.55%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,388,959,155.89	38,343	99.67%
31-60 Days Delinquent	3,687,960.01	97	0.26%
61-90 Days Delinquent	752,250.42	18	0.05%
91-120 Days Delinquent	193,654.54	5	0.01%
Total	1,393,593,020.86	38,463	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	833,887.46
Less Liquidation Proceeds	528,151.82
Less Recoveries	650,516.30
Current Net Credit Loss / (Gain)	(344,780.66)
Cumulative Net Credit Loss / (Gain)	1,548,318.48
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.065%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	67,342,956.82
Less sales proceeds and other payments received during	
Collection Period	67,334,633.62
Current Residual Loss / (Gain)	8,323.20
Cumulative Residual Loss / (Gain)	2,826,255.40
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	0.119%